UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No.1)*

Under the Securities Exchange Act of 1934

Mercer International Inc.
(Name of Issuer)

Common Stock, par value $1.00
(Title of Class of Securities)

588056101
(CUSIP Number)

Peter R. Kellogg
48 Wall Street
30th floor
New York, NY  10005
(212) 389-5841
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

September 17, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 588056101	Page 2 of 6

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons Peter R. Kellogg
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds* OO
5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
Number of shares Beneficially Owned By Each Reporting Person With:	7	Sole Voting Power 15,727,323
	8	Shared Voting Power 100,000
	9	Sole Dispositive Power 15,727,323
	10	Shared Dispositive Power 100,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person. 15,827,323
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain shares (see instructions).	☐
13	Percent of Class Represented by Amount in Ro (11): 32.0%
14	Type of Reporting Person (see instructions): IN, HC

CUSIP No. 588056101	Page 3 of 6

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons IAT Reinsurance Company Ltd.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds* WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Bermuda
Number of shares Beneficially Owned By Each Reporting Person With:	7	Sole Voting Power 14,994,243
	8	Shared Voting Power none
	9	Sole Dispositive Power 14,994,243
	10	Shared Dispositive Power none
11	Aggregate Amount Beneficially Owned by Each Reporting Person. 14,994,243
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain shares (see instructions).	☐
13	Percent of Class Represented by Amount in Ro (11): 30.6%
14	Type of Reporting Person (see instructions): CO

CUSIP No. 588056101	Page 4 of 6

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER:

(a)  As of the close of business on September 17, 2010, the reporting persons beneficially owned an aggregate of 15,827,323 Shares, constituting approximately 32.0% of the Shares outstanding.

(b)  This statement relates to 8,014,909 Shares held by IAT and its wholly-owned subsidiaries, 278,535 Shares held by companies, partnerships and foundations which are controlled by Mr. Kellogg, 100,000 shares held by Mr. Kellogg’s wife, Cynthia, and 6,979,334 Shares issuable upon conversion of $23,031,800 of 8.5% convertible senior subordinated notes due 2012 (the “2012 Notes”) held by IAT and its subsidiaries, plus 454,545 Shares issuable upon conversion of $1,500,000 of 2012 Notes held by a partnership controlled by Mr. Kellogg.  The 2012 Notes are convertible into Shares at any time prior to the maturity date of January 15, 2012 at a conversion price of $3.30 per share, subject to certain adjustments.  Mr. Kellogg has sole dispositive and voting power with respect to the Shares owned by IAT and its subsidiaries.  By virtue of his position with IAT, Mr. Kellogg may be considered to indirectly beneficially own such shares.  Mr. Kellogg disclaims beneficial ownership of the shares owned by his wife, by IAT and its subsidiaries and by the foundation controlled by Mr. Kellogg.  This statement should not be deemed to be an admission that Mr. Kellogg is a member of any “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

(c)  Below is a list of all transactions in Shares during the 60 days prior to the date of the event which required the filing of this Schedule 13D.  All of the transactions in the Shares set forth below were made by IAT and its wholly-owned subsidiaries.  All of the Share transactions during this period were purchases.  Unless otherwise indicated, all transactions were open market transactions.

Date of Transaction	Number of Shares Purchased	Price per Share
8/4/10	100,000	$4.99
8/5/10	184,900	$5.05
8/4/10	60,000	$4.99
8/9/10	300,000	$5.10
9/16/10	200,000	$5.5904
9/17/10	20,973	$5.42

CUSIP No. 588056101	Page 5 of 6

In addition, IAT and its subsidiaries made the following purchases of Mercer’s 8.5% convertible senior subordinated notes due 2012.  The 2012 Notes are convertible into Shares at a conversion price of $3.30 per Share at any time prior to the maturity date of January 15, 2012.  As a result of these transactions, the reporting persons’ beneficial ownership increased by the amounts set forth below:

Date of Transaction	Principal Amount of Notes Purchased	Price Paid for Notes	Number of Shares issueable upon conversion of Notes at $3.30 per share
8/12/10	$3,000,000	$4,650,000	909,091
8/16/10	$1,000,000	$1,550,000	303,030
8/17/10	$1,000,000	$1,550,000	303,030
8/20/10	$2,281,806	$3,491,163	691,456

Forms 4 were filed by the reporting persons with the SEC to reflect all of the transactions listed in this Item 5(c).

(d)  The non-voting stockholders of IAT have the right to participate in the receipt of dividends from, or proceeds from the sale of, the common shares held by them in accordance with their ownership interest in IAT.

(e)  Not Applicable

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

Except as described in Item 5(d) above, to the best knowledge of Mr. Kellogg and IAT, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons enumerated in Item 2 or between such persons and any other person with respect to any securities of Mercer, including, but not limited to, transfer or voting of any of the shares, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS

Exhibit A --
Joint Filing Agreement between Peter R. Kellogg and IAT Reinsurance Company Ltd. to file this statement jointly on behalf of each of them.  Incorporated by reference from a Schedule 13D filed by the reporting persons with the Securities and Exchange Commission on March 25, 2010.

Exhibit B --
Power of Attorney in favor of Marguerite R. Gorman to sign all 13D and 13G filings on behalf of Mr. Peter R. Kellogg.  Incorporated by reference from a Schedule 13D filed by the reporting persons with the Securities and Exchange Commission on April 5, 2007.

CUSIP No. 588056101	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:	December 29, 2010 New York, New York		/s/ Marguerite R. Gorman, attorney in fact
Peter R. Kellogg

IAT REINSURANCE COMPANY LTD.

Dated:	December 29, 2010 New York, New York	By:	/s/ Marguerite R. Gorman, attorney in fact
Name: Peter R. Kellogg Title: President and CEO